UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC. FILE NUMBER 001-41423
CUSIP NUMBER 831445309

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended January 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________

PART I - REGISTRANT INFORMATION

Connexa Sports Technologies Inc.
Full Name of Registrant

Former Name if Applicable

74 E. Glenwood Ave., #320
Address of Principal Executive Office (Street and Number)

Smyrna, DE 19977
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported on the November 25, 2024 Form 8-K of Connexa Sports Technologies Inc. (the “Company”), on November 19, 2024, the Company completed its acquisition of a majority of Yuanyu Enterprise Management Co., Limited (“YYEM” or “Yuanyu”) whereby, among other things, the Company acquired 70% of YYEM in exchange for the issuance of shares of the Company’s common stock, and YYEM became the majority-owned subsidiary of the Company (the “Transaction”). As part of the Transaction, the Company sold its wholly owned subsidiary, Slinger Bag Americas Inc. and substantially all of its legacy business, assets and liabilities related to or necessary for the operations of the “Slinger Bag” business or products to a newly established and unrelated entity, exited the sports technology and equipment business (such transaction being referred to as the “Separation”) and shifted its business model to YYEM’s operations in the emerging love and marriage sector. As a result of the closing of the Transaction, a change of control of the Company occurred as the seller of YYEM (the “Seller”) became the owner of approximately 55.8% of the issued and outstanding shares of the Company’s Common Stock and Company’s officers and directors resigned their positions and were replaced with individuals designated by the Seller.

The Company is unable to file its quarterly report on Form 10-Q for the fiscal quarter ended January 31, 2025 (the “Quarterly Report”) by the prescribed due date primarily because of material delays in preparing the Company’s financial statements for the nine-month and three-month periods ended January 31, 2025 caused by the complexity of the accounting treatment of the Transaction and Separation. As a result, the Company is still in the process of compiling required information to complete the Quarterly Report. The Company anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

Cautionary Statement Concerning Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended), including statements regarding the Company’s ability to complete the filing of its Quarterly Report by the extended deadline, i.e., the fifth calendar date following the prescribed due date. These statements are based on current expectations as of the date of this Notification of Late Filing on Form 12b-25 and involve a number of risks and uncertainties, which may cause results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to the auditor’s ability to timely complete its review of the Quarterly Report, including its financial statements. Any reader of this Notification on Form 12b-25 is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this Notification of Late Filing on Form 12b-25, except as required by applicable laws or regulations.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas Tarala	443	407-7564
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

Although the Company’s independent registered public accounting firm has not yet finished its review of the financial statements to be included in the Quarterly Report, the Company currently expects that, as a result of the Transaction, Separation and the new business model of the Company, the Company’s revenue is expected to be approximately 25% higher, costs of sales 50% lower, gross profit 170% higher, and operating expenses 250% lower for the nine-month period ended January 31, 2025 in comparison to the nine month period ended January 31, 2024 and the Company’s revenue is expected to be 35% higher, costs of sales 4% higher, gross profit 50% higher, and operating expenses 55% lower in the quarter ended January 31, 2025 in comparison to the quarter ended January 31, 2024.

CONNEXA SPORTS TECHNOLOGIES INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2025	By:	/s/ Thomas Tarala
Thomas Tarala
Chief Executive Officer